China Life Insurance Company Limited

September 25, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Dear Mr. Rosenberg:

We refer to your letter, dated September 9, 2013, to China Life Insurance Company Limited (the “Company”) containing comments of the staff of the Securities and Exchange Commission relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31914). As requested by the staff in such comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Wan Feng
Name: Wan Feng
Title: President and Executive Director

September 25, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

China Life Insurance Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Dear Mr. Rosenberg:

We refer to your letter, dated September 9, 2013 (the “Comment Letter”), to China Life Insurance Company Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-31914) (the “2012 Form 20-F”) .

The Company is grateful for the comments from the Staff, and has carefully considered the matters raised in the Comment Letter. On behalf of the Company, we have set forth below their response to the Comment Letter.

Comment:

Operating and Financial Review and Prospects

Factors Affecting Our Results of Operations

Interest Rates, page 81

You indicate in your disclosure the potential impact of interest rates on the profitability of certain products you offer and returns on your investments. Please provide us proposed disclosure to be included in future periodic reports that quantifies the expected effects of the continued low interest rate environment or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts, such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates, and their effects in your proposed disclosure to the extent known.

Response:

The Company has always placed a great deal of emphasis on risk management and the disclosure of related information. The Company proactively manages interest rate risk, using specific measures such as duration management, interest rate risk sensitivity analysis, liquidity analysis and maturity analysis, and included the above qualitative and quantitative information in the 2012 Form 20-F.

The above-mentioned disclosure of interest rate risk was presented in a number of different sections in the 2012 Form 20-F. On pages 163 to 166, the Company analyzed how the profitability would have been affected by changes in interest rates, and made quantitative disclosures, in table format, of the expected maturity dates of assets and liabilities with exposure to interest rate risk. The tables thus presented the amounts of maturing or callable investments and their weighted average yields, as well as the amounts of the investment contracts with guaranteed features and their rates. These tables, to a large extent, also reflected the size of incremental cash flows that needs to be reinvested in the next five years and beyond, as our investments successively mature, and thus reflect the cash flows which could bear the reinvestment risk resulting from higher or lower future interest rates. In addition, on page F-34 of the 2012 Form 20-F, the Company presented a sensitivity analysis of interest rate risk, illustrating how changes in interest rates would have affected the pre-tax profit and shareholders’ equity for the year 2012 as a result of the impact on interest income and the fair value of future cash flows of financial instruments. In the liquidity risk analysis on pages F-38 to F-40 of the 2012 Form 20-F, the Company set forth the expected maturity dates of the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities. A more complete understanding of reinvestment risk can be developed from the analysis of future cash inflows and outflows, as well as the interest rate risk analysis in other sections. On the whole, the Company believes that the 2012 Form 20-F already includes qualitative and quantitative disclosures, from multiple perspectives, on the expected impact of interest rate uncertainty on its future financial condition, operating results and cash flows, and these disclosures are sufficient for investors to understand the risks that the Company is experiencing in a comparatively low interest rate environment.

The Company’s products with guaranteed features include long-term insurance contracts and investment contracts and, as discussed above, the Company disclosed the amounts of the investment contracts with guaranteed features and their rates on pages 163 to 166 of the 2012 Form 20-F. In order to enhance related disclosures, the Company proposes to provide supplementary data in the interest rate risk disclosure within Item 11 of the annual reports on Form 20-F for future reporting years, by adding long-term insurance contracts and their average guaranteed interest rates in the tables of expected maturity dates for selected assets and liabilities with exposure to interest rates (see the table below for proposed format). The Company believes that this supplementary information would enhance the disclosure of products for which the Company is committed at guaranteed rates.

Expected Maturity Date
As of December 31, 2013	2014		2015		2016		2017		2018		Thereafter		Total		Fair value
(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
in US$	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
in HK$	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Variable rate bonds
in RMB	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
in US$	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Term deposits (other than structured deposits)
in RMB	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
in US$	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Structured deposits(1)
in US$	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Liabilities
Securities sold under agreements to repurchase	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Investment contracts	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average guaranteed interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%
Long-term insurance contracts	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]	[	—]
Average guaranteed interest rate	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%	[	—]%

The Company will include in future Form 20-F filings a cross-reference in the interest rate discussion in the “Factors Affecting Our Results of Operations” section of the Operating and Financial Review and Prospects to the Item 11 disclosures referred to above.

*    *    *    *    *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +4420 7786 9010 or jcscoville@debevoise.com.

Very truly yours,

/s/ James C. Scoville

James C. Scoville

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